UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2026
Commission File Number: 001-42534
Heidmar Maritime Holdings Corp.
(Translation of registrant’s name into English)

Akti Miaouli 89
Piraeus, Greece, 18538
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated April 24, 2026 of Heidmar Maritime Holdings Corp. (the “Company”) announcing that it has received a written notification from The Nasdaq Stock Market indicating that the Company is not in compliance with the minimum $1.00 per share bid requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Heidmar Maritime Holdings Corp.

Date: April 24, 2026	By:	/s/Pankaj Khanna
Pankaj Khanna
Chief Executive Officer and Director